Exhibit 99.1

Press release

Biophytis announces ratio change under its American Depositary Receipt (“ADR”) program

Paris (France), Cambridge (Massachusetts, U.S.), March 17th, 2023, 08 am CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today annouces that it will change the ratio of its American Depositary Shares (the “ADSs”) to Biophytis ordinary shares (the “Shares”) from one ADS representing 10 Shares, to one ADS representing 100 Shares (the “Ratio Change”). The effective date of the Ratio Change (the “Effective Date”) is expected to be March 30th, 2023.

Pursuant to the Ratio Change, as of the Effective Date, record holders who directly hold ADRs will be required to exchange their existing ADRs for new ADRs on the basis of one new ADR for every 10 existing ADRs surrendered. The Depositary will contact ADR holders and arrange for the exchange of their existing ADRs for new ADRs. ADS beneficial holders who hold through an ADR holder intermediary need not take any action in connection with the Ratio Change. For ADS holders, the Ratio Change will have the same effect as a one-for-ten reverse ADS split. The ADSs will continue to be traded on The Nasdaq Capital Market under the symbol “BPTS”.

No new Shares will be issued in connection with the Ratio Change and this Ratio Change does not change the total number of Biophytis ordinary shares.

As a result of the Ratio Change, the trading price of the Company’s ADSs is expected to automatically increase proportionally, but the Company can give no assurance that the ADS trading price following the Ratio Change will be at least equal to the ADS trading price before the Ratio Change multiplied by the new 10:1 ratio.

Biophytis CEO Stanislas Veillet commented: “We believe the Ratio Change is in the best interest of all our stakeholders, as it will allow us to ensure Biophytis’ continued listing on Nasdaq and provide a pathway toward increasing Biophytis’ visibility on Nasdaq.”

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It has also been studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr  +33 6 18 07 83 27

Agathe Boggio : agathe.boggio@taddeo.fr  +33 7 62 77 69 42